SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

January 10, 2024

VIA EDGAR

Re:	BrightSpring Health Services, Inc.

Registration Statement on Form S-1

File No. 333-276348

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of BrightSpring Health Services, Inc. (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-276348) (as amended, the “Registration Statement”).

Based on information currently available and current market conditions, the Company currently intends to offer its shares of common stock to the public utilizing a price range where the low end of the range will not be lower than $14.50 per share and where the high end of the range will not be higher than $18.50 per share, after giving effect to the approximately 15.423-for-1 stock split that the Company plans to effectuate prior to the consummation of this offering. On a pre-split basis, this would represent an anticipated price range of approximately $223.63 to $285.33 per share. The anticipated price range and contemplated stock split remain subject to change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc: Securities and Exchange Commission

Conlon Danberg

Margaret Sawicki

Kristin Lochhead

Jeanne Baker

BrightSpring Health Services, Inc.

Jon Rousseau

Simpson Thacher & Bartlett LLP

Sunny Cheong

Latham & Watkins LLP

Marc Jaffe

Ian Schuman